SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: New City Licence in China


FOR IMMEDIATE RELEASE


30 January 2006


Prudential announces new city licence for Jinan in Eastern China.



Prudential's life insurance joint venture in China, CITIC Prudential Life, has been awarded a life insurance licence for the capital city of Jinan in Shandong Province, north-east China. The licence is Prudential's first in Shandong and brings Prudential's total city licences in China to eleven.



Jinan is the capital city of Shandong and is the province's political and economic centre. The city reflects the compelling demographics of China and the opportunity that the region presents. Jinan has a population of 5.9 million, a GDP which increased 16% in the last year and a low insurance product penetration rate. The Jinan branch is expected to be operational by the end of the second quarter of 2006.



Mark Norbom, Chief Executive, Prudential Corporation Asia said:



"We are very excited about the Jinan licence because it means entry into a new province, Shandong, which has a population of 92 million people. It will also complement our successful operations in nearby Beijing, Jiangsu and Shanghai."



CITIC Prudential is committed to continuing its expansion in China and helping to meet the life insurance needs of the Chinese people.

                                    - ENDS -

Enquiries to:
Media                                    Investors / analysts
Jon Bunn             020 7548 3559       James Matthews            020 7548 3561
Joanne Doyle         020 7548 3708       Marina Novis              020 7548 3511



*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP214 billion in assets under management, (as at 30 June 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

About CITIC- Prudential

CITIC Prudential, a joint venture between CITIC and Prudential, continues to expand its presence in China since 2000. It currently has eleven city licences for individual life insurance, a licence permitting it to sell group life insurance nationally in China and a network of over 11,000 agents and staff in China. In addition to life insurance, CITIC Prudential also has a fund management operation based on Shanghai with a national licence to sell retail mutual funds.





City                 Province                               Date licence granted              Launch Date
Guangzhou            Guangdong                              April 2000                        October 2000
Beijing              Direct Administration Zone             March 2003                        August 2003
Suzhou               Jiangsu                                March 2004                        September 2004
Shanghai             Direct Administration Zone             November 2004                     May 2005
Foshan               Guangdong                              February 2005                     March 2005
Dongguan             Guangdong                              February 2005                     March 2005
Wuhan                Hubei                                  March 2005                        August 2005
Zhongshan            Guangdong                              April 2005                        May 2005
Nanjing              Jiangsu                                June 2005                         July 2005
Shenzhen             Guangdong                              April 2005                        July 2005
Jinan                Shandong                               January 2006                      Q2 2006





About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.



Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP214 billion (as of 30 June 2005) of funds under management.



In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP126 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.



Prudential is the leading European-based life insurer in Asia with operations in 12 countries.



About CITIC Group (China International Trust and Investment Corporation)

CITIC was established on 4 October 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.



CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilised foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.



CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2003, CITIC had total assets of over RMB 596 billion (US$72 billion).














                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 January 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations